                LOCK-UP AGREEMENT REGARDING THE ISSUANCE OF PUBCO
                                  MERGER SHARES
                                       OF
                     DOBI MEDICAL SYSTEMS, INC. COMMON STOCK


         DOBI Medical Systems, Inc. ("DOBI" or the "Company") plans to enter into a reverse merger transaction (the "Reverse Merger") with a publicly-traded company, concurrent with a private placement of equity securities (the "Funding Transactions"). The public-traded company, which is called ("Pubco") for purposes of this agreement, will then succeed to and operate the medical device business of DOBI under the current management of DOBI. We expect to close these Funding Transactions within the next several weeks. Pubco is not identified at this time due to securities regulations regarding knowledge of upcoming transactions involving public-traded securities.

         Dynamics Imaging, Inc., a Delaware corporation ("DII"), is the current holder of 4 million outstanding shares of Common Stock of DOBI ("Common Stock") which will be converted into common stock of Pubco in connection with the Funding Transactions. For the purposes of the lock-up agreements required by the Funding Transactions, DII's Common Stock is included in the total of 20,076,855 shares currently held (and to be held as Pubco Merger Shares subsequent to the Reverse Merger) by DII, David H. Clarke, Phillip C. Thomas and Michael Jorgensen (the "Founders' Common Stock"). If the Funding Transactions closes, DII will receive Common Stock of Pubco ("Pubco Merger Shares") in exchange for its Common Stock in DOBI. Pursuant to the Funding Transactions, the Founders' Common Stock, with the exception applying only to DII as set forth in the following paragraph and the exception applying to all Founders Common Stock as set forth in the paragraph after that, shall be locked up for 24 months after closing of the Reverse Merger.

         The undersigned, Webb W. Turner, chairman of the board of DII, hereby agrees not to, directly or indirectly, (1) publicly sell, contract to sell or otherwise transfer any of the Pubco Merger Shares beneficially owned by it or
(2) privately sell, contract to sell or otherwise transfer (unless the proposed transferee agrees to be bound by the restrictions on transfer contained herein) any of the Pubco Merger Shares beneficially owned by it; provided, however, that
(a) from six months through 12 months after the closing of the Funding Transactions covering the Pubco Merger Shares, it may transfer its Pubco Merger Shares, publicly or otherwise, at the rate of one percent (1%) of the initial Pubco Merger Shares beneficially owned by it (calculated at the date of the closing of the Reverse Merger) per month, and (b) from the thirteenth month through the twenty-fourth month after closing of the Funding Transaction covering the Pubco Merger Shares, it may transfer its Pubco Merger Shares, publicly or otherwise, at a rate of one and 3/10 percent (1.3%) of the initial Pubco Merger Shares beneficially owned by it (calculated at the date of the closing of the Reverse Merger) per month.

         Notwithstanding the lock-up provision above, all the Founders Common Stock shall be released and DII and other holders of Founders' Common Stock will be permitted to sell (i) 25% of their shares if the Company's 2004 total revenue is at least $4.1 million and (ii) 25% of their shares upon the Company's receipt of FDA approval to market the ComfortScan(TM) system in the United States, subject to applicable securities laws.

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

         In addition, if the Company engages an underwriter or placement agent during the 12 months after the Closing to raise a minimum of $5.0 million through the sale of the Company's common stock and/or other equity securities, in a public offering or private placement, upon commencing such public offering or private placement, all holders of shares subject to lock-up agreements will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

         Pubco, acting with the consent of the its financial advisor and any underwriter, may waive in writing any provision of the lock-up agreements executed by DII, if and only if (i) any such waiver is simultaneously applicable to any or all other Pubco Merger Shares applicable to Founders' Common Stock, and (ii) at least 5 business days' advance written notice of such waiver is provided to all holders of Founders' Common Stock. In the event that a particular waiver applies to only a percentage of any or all Founders' Common Stock, then the percentage shall be identical for each such holder granted a waiver. DII and the other Founders' Common Stock will no longer be bound by the terms of this lock-up agreement following two years after the date of closing of the Reverse Merger.

         If DII does not execute and return this lock-up agreement to the Company on or before 5:00 PM on December 5, 2003, the Company will not be able to consummate the Funding Transactions. If the Funding Transactions are consummated notwithstanding your failure to execute and return this lock-up agreement to the Company, you will not be entitled to include any of your Pubco Merger Shares in the registration statement which the Company will use its best efforts to file within sixty (60) days after the closing of the Reverse Merger.

         By signing and returning this agreement in the manner indicated below, you further (i) represent and consent that you have full power and authority to enter into this lock-up agreement on behalf of DII, and that, upon request, you will execute any additional documents necessary or desirable in connection with this lock-up agreement and its enforcement; and (ii) understand that this lock-up agreement is irrevocable by DII, all authority herein conferred or agreed to be conferred, and any obligations hereunder shall be binding on DII, and its successors and assigns.

         In order to enable the aforesaid covenant to be enforced, you hereby consent to the placing of a legend and/or stop-transfer order with the transfer agent of Pubco Common Stock with respect to any of the Pubco Merger Shares registered in DII's name or beneficially owned by DII.

         Whether or not the Funding Transactions actually occur depends on a number of factors. Notwithstanding the foregoing, the terms of this lock-up agreement will expire in the event that the Funding Transactions are not consummated on or before December 31, 2003.

         Accordingly, to evidence DII's agreement to the terms hereof, please date, sign and return this lock-up agreement to the Company by courier, Federal Express or fax no later than the close of business on December 3, 2003. If you return your signed lock-up agreement to the Company by fax, please promptly mail the executed copy of the lock-up agreement to the Company.

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


Acknowledged and Agreed this December__, 2003.



DYNAMICS IMAGING, INC.


--------------------------------------
By:  Webb W. Turner, Chairman


RETURN TO THE COMPANY BY FAX: AT (201) 760-8860

                           -AND-

BY FEDERAL EXPRESS OR COURIER TO:

                  DOBI Medical Systems, Inc.
                  1200 MacArthur Boulevard
                  Mahwah, New Jersey 07430
                  Attention:   Frank M. Puthoff, Esq.,
                               General Counsel and Secretary


Accepted:

DOBI MEDICAL SYSTEMS, INC.


By: ______________________________
     Name:  Phillip C. Thomas
     Title: Chief Executive Officer









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